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08028103

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York, NY, 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Hemenetz 212-632-2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10036
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/18

OATH OR AFFIRMATION

I, Mark A. Hemenetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schroder Fund Advisors Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chairman and Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUS MORTON
Notary Public, State of New York
No. 01MO6141389
Qualified in Queens County
Certificate filed in New York County
My Commission Expires 2/21/2010

Schroder Fund Advisors Inc.

Statement of Financial Condition
December 31, 2007

Schroder Fund Advisors Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors Inc. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2008

Schroder Fund Advisors Inc.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$1,126,425
Receivable from parent	235,096
Receivable from affiliated companies	58,767
Prepaid regulatory fees	24,948
Total assets	$1,445,236
Liabilities and stockholder's equity	
Liabilities	
Due to parent	$226,019
Due to affiliated companies	27,071
Accrued expenses	30,380
Total liabilities	283,470
Stockholder's equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	1,159,943
Accumulated deficit	(8,177)
Total stockholder's equity	1,161,766
Total liabilities and stockholder's equity	$1,445,236

The accompanying notes are an integral part of this financial statement.

1. **Organization and nature of operations**

Schroder Fund Advisors Inc. (the "Company"), is a wholly owned subsidiary of Schroder Investment Management North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. The Company was incorporated on February 17, 1989 and is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Agency. The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. **Significant accounting policies**

Cash is on deposit at JP Morgan Chase Bank and Citibank. The Company maintains its cash at these financial institutions which at times, may exceed federally insured limits. The Company has not experienced any losses in such account with these financial institutions and believes it is not subject to any significant audit risk on cash.

All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are short-term in nature.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

On January 1, 2008 the Company will adopt Statement of Financial Accounting Standards ("SFAS") No.157. The Company does not expect the adoption of SFAS 157 to have any material impact on financial statements.

3. **Related party transactions**

The Company earns certain 12b-1 fees from affiliated mutual funds. Salaries and general and administrative costs of the Company are borne by the Parent and allocated to the Company.

4. **Income taxes**

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109").

The Company has a written tax sharing agreement with its Parent and Schroder US Holdings Inc. Pursuant to this agreement, the Company receives current income tax benefits or pays current income tax expense without regard to taxable temporary differences which may arise from the Company's activities.

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of Schroder US Holdings Inc. Federal, state and local income taxes are provided for on a separate-company basis.

For the year ended December 31, 2007, the Company's effective tax rate was 47%. The difference between the Federal statutory rate and the Company's effective tax rate is primarily attributable to state and local income taxes provision. The Company has no deferred tax assets or liabilities.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2007, the Company had net capital, as defined, of $842,955 which was $824,057 excess of its net capital requirement of $18,898, and its ratio of aggregate indebtedness to net capital was 0.34 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.:

In planning and performing our audit of the financial statements of Schroder Fund Advisors Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more

PRICEWATERHOUSECOOPERS

than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2008

END